Filed Pursuant to Rule 424(b)(3)
Registration No. 333-209128

COLE OFFICE & INDUSTRIAL REIT (CCIT III), INC.
SUPPLEMENT NO. 8 DATED FEBRUARY 1, 2018
TO THE PROSPECTUS DATED SEPTEMBER 22, 2017
This document supplements, and should be read in conjunction with, the prospectus of Cole Office & Industrial REIT (CCIT III), Inc. dated September 22, 2017 and Supplement No. 7 dated January 23, 2018, which superseded and replaced all previous supplements to the prospectus. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus, as supplemented to date.
The purpose of this supplement is to describe the following:

(1)	an indirect change of control for our advisor, dealer manager, property manager and sponsor, and certain contractual arrangements entered into in connection therewith;

(2)	updates to our conflicts of interest;

(3)	updates to our risk factors; and

(4)	updates to our management.
Indirect Change of Control for Our Advisor, Dealer Manager, Property Manager and Sponsor, and Certain Contractual Arrangements Entered into in Connection Therewith
The prospectus is hereby supplemented to include the following information regarding the indirect change of ownership and control of our external advisor, dealer manager, property manager and sponsor and certain contractual arrangements entered into in connection therewith. All applicable references in the prospectus are hereby supplemented and revised accordingly.
On November 13, 2017, VEREIT OP entered into a Purchase and Sale Agreement with CCA Acquisition, LLC (CCA), a newly-formed affiliate of CIM Group, LLC (CIM), pursuant to which CCA agreed to acquire all of the issued and outstanding shares of common stock of Cole Capital Advisors, Inc., the direct or indirect owner of CCI III Advisors, Cole Capital Corporation and CREI Advisors, our external advisor, dealer manager and property manager, respectively (the Transaction). CIM is a vertically-integrated owner and operator of real assets for its own account and on behalf of its partners and co-investors seeking to invest in urban real assets and associated credit strategies. CIM has multidisciplinary expertise and in-house research, acquisition, investment, development, finance, leasing, and asset management capabilities. CIM is headquartered in Los Angeles, California and has offices in the San Francisco Bay Area; the Washington, D.C. metropolitan area; Dallas, Texas; New York, New York; and Phoenix, Arizona.
On February 1, 2018, the Transaction was completed. Immediately following the completion of the Transaction, Cole Capital Advisors, Inc. and our dealer manager were each converted into Delaware limited liability companies, Cole Capital Advisors, Inc.’s name was changed to CCO Group, LLC, and our dealer manager’s name was changed to CCO Capital, LLC. As a result of the Transaction, CIM owns and/or controls CCO Group, LLC and its subsidiaries (collectively, CCO Group), and CCO Group, LLC owns and controls CCI III Advisors, CCO Capital, LLC and CREI Advisors, our external advisor, dealer manager and property manager, respectively.
In addition, as part of the Transaction, VEREIT OP and CCO Group, LLC entered into a services agreement (the Services Agreement) pursuant to which VEREIT OP will continue to provide certain services to CCO Group and to us, CCPT IV, CCPT V, CCIT II and Cole Income NAV Strategy (CCPT IV, CCPT V, CCIT II, Cole Income NAV Strategy and us collectively, the Cole REITs), including operational real estate support. VEREIT OP will continue to provide such services through March 31, 2019 (or, if later, the date of the last government filing other than a tax filing made by any of the Cole REITs with respect to its 2018 fiscal year) (the Initial Services Term) and will provide consulting and research services through December 31, 2023 as requested by CCO Group, LLC.
Despite the indirect change of ownership and control of our advisor, dealer manager, property manager and sponsor, we expect that, during the Initial Services Term of the Services Agreement, the advisory, dealer manager and property management services we receive will continue without any material changes in personnel (except as supplemented by the management oversight of CIM personnel) or material change in service procedures. During the Initial Services Term of the Services Agreement, CCO Group, LLC intends to evaluate and effectuate an appropriate transition of VEREIT OP’s services under the Services Agreement to other CIM affiliates or third parties with the goal of ensuring continuity and minimizing disruption.

For the purposes of the prospectus, except with respect to the paragraphs above describing the Transaction or as otherwise provided herein, references to “sponsor” or “Cole Capital” are hereby replaced with “CCO Group.” In addition, references in this supplement to CCO Group, LLC refer solely to that entity.
Conflicts of Interest
The following information supersedes and replaces the section of our prospectus captioned “Prospectus Summary — Conflicts of Interest” beginning on page 16 of the prospectus, and all similar discussions appearing throughout the prospectus are superseded, replaced or supplemented, as appropriate.
Our advisor will experience potential conflicts of interest in connection with the management of our business affairs, including the following:

•
Our advisor and its affiliates will receive substantial fees in connection with the services provided to us, and, while those fees must be approved on an annual basis by our independent directors, the ability of our independent directors to negotiate on our behalf may be adversely impacted by the fact that our board of directors recognizes that our stockholders invested with the understanding and expectation that CCI III Advisors will act as our advisor;

•
Certain management personnel of our advisor, who also may make investment decisions for other programs sponsored by CCO Group, must determine which investment opportunities to recommend to us or the other programs sponsored by CCO Group, some of which have investment objectives and criteria substantially similar to ours, and such persons must determine how to allocate their time and other resources among us and the other programs sponsored by CCO Group;

•
VEREIT OP and certain of its management personnel will continue to provide operational real estate support services to us pursuant to the Services Agreement, and will also provide such services to other programs sponsored by CCO Group, as well as to VEREIT, including in respect of the allocation of acquisition opportunities to us, other programs sponsored by CCO Group and to VEREIT;

•
Current or future management personnel of CIM or its affiliates will make or participate in investment decisions or provide operational real estate support services for us and other current or future programs sponsored by CCO Group, and will also provide such services to other affiliates of CIM, including in respect of decisions with respect to the allocation of certain double- or triple-net lease opportunities; and

•	Our advisor, or an affiliate of our advisor, will manage and/or lease some or all of our properties.
Our executive officers, as well as Richard Ressler, our chief executive officer, president and a director, will face conflicts similar to those described above because of their affiliation with our advisor and other programs sponsored by CCO Group. Similarly, Glenn J. Rufrano, one of our directors, will face conflicts of interest because of his affiliation with VEREIT and other programs sponsored by CCO Group, and W. Brian Kretzmer, one of our directors, will face conflicts of interest because of his service as a director of CCPT IV and Cole Income NAV Strategy. See the “Conflicts of Interest” section of our prospectus for a detailed discussion of the various conflicts of interest relating to your investment, as well as the procedures that we have established to mitigate a number of these potential conflicts.

The following chart shows the ownership structure of the various entities that are affiliated with our advisor.

CIM Group, LLC
CCA Acquisition, LLC
100% Preferred Interest
100% Common Interest (Managing Member)
CCO Group, LLC
100%
100%
100%
Public Stockholders
Common Stock
Common Stock
Cole Corporate Income Advisors III, LLC (Advisor)(1)
CCO Capital, LLC (Dealer Manager)
CREI Advisors, LLC (Property Manager)
Cole Office & Industrial REIT (CCIT III), Inc.
CRI CCIT III, LLC (REIT Subsidiary)
General Partner 99.99%
Limited Partner 0.01%
Cole Corporate Income Operating Partnership III, LP (Operating Partnership)

(1)
As of February 1, 2018, Cole Corporate Income Advisors III, LLC owned 20,000 Class A shares of our common stock, which represented approximately 0.9% of the outstanding shares of our common stock as of such date. Pursuant to our charter, Cole Corporate Income Advisors III, LLC is prohibited from selling these 20,000 Class A shares of our common stock, which represent the initial investment in us, for so long as CCO Group remains our sponsor; provided, however, that Cole Corporate Income Advisors III, LLC may transfer ownership of all or a portion of these 20,000 Class A shares of our common stock to other affiliates of our sponsor. After the completion of this offering, Cole Corporate Income Advisors III, LLC will own less than 0.01% of our common stock, assuming we sell the maximum offering amount, including shares sold pursuant to our distribution reinvestment plan.

The following information supersedes and replaces the second paragraph of the section of our prospectus captioned “Conflicts of Interest” beginning on page 84 of the prospectus, and all similar discussions appearing throughout the prospectus are superseded, replaced or supplemented, as appropriate.
Our officers and affiliates of our advisor will try to balance our interests with the interests of CIM and its affiliates and other programs sponsored by CCO Group to whom they owe duties. However, to the extent that these persons take actions that are more favorable to other entities than to us, these actions could have a negative impact on our financial performance and, consequently, on distributions to you and the value of your investment. In addition, our directors, our officers and certain of our stockholders may engage for their own account in business activities of the types conducted or to be conducted by our subsidiaries and us. For a description of some of the risks related to these conflicts of interest, see the “Risk Factors — Risks Related to Conflicts of Interest” section beginning on page 33 of this prospectus.
The following information supersedes and replaces the title and the first paragraph of the section of our prospectus captioned “Conflicts of Interest — Interests in Other Real Estate Programs and Other Concurrent Offerings” beginning on page 84 of the prospectus, and all similar discussions appearing throughout the prospectus are superseded, replaced or supplemented, as appropriate.
Interests in CIM, VEREIT, Their Respective Affiliates, Other Real Estate Programs Sponsored by CCO Group and Other Concurrent Offerings
Affiliates of our advisor act as an advisor to, and our executive officers will act as officers and/or directors of Cole Income NAV Strategy, CCIT II, CCPT IV and/or CCPT V, all of which are REITs offered, distributed and/or sponsored by affiliates of our advisor. In addition, Mr. Rufrano, one of our directors, also serves as a director of Cole Income NAV Strategy, CCIT II and CCPT V, as well as serving as an officer and director of VEREIT, and Mr. Kretzmer, another of our directors, also serves as a director of Cole Income NAV Strategy and CCPT IV. Furthermore, Mr. Ressler, our chief executive officer, president and a director, is also a founder and principal of CIM and an officer/director of certain of its affiliates. There may be a significant overlap in the assets and strategies of us, CIM or its affiliates, VEREIT or other programs sponsored by CCO Group, and many of the same management personnel will provide operational expertise to each of these entities. We, along with CCPT IV, Cole Income NAV Strategy, CCIT II and CCPT V, employ CCO Group’s investment strategy, which primarily focuses on single-tenant commercial properties subject to long-term net leases to creditworthy tenants, and have acquired or may acquire similar assets. CCIT II, like us, focuses primarily on the office and industrial sector, while CCPT IV and CCPT V focus primarily on the retail sector and Cole Income NAV Strategy focuses primarily on commercial properties in the retail, office and industrial sectors.  Nevertheless, the common investment strategy used by each Cole REIT would permit them to purchase certain properties that may also be suitable for our portfolio. Similarly, during the Initial Services Term of the Services Agreement, VEREIT may continue to employ a substantially similar investment strategy to CCO Group while continuing to participate in the allocation of investment opportunities among the Cole REITs, and therefore may purchase certain properties that may also be suitable for our portfolio. Furthermore, CIM and its affiliates have formed or may form funds, accounts, vehicles and ventures that have overlapping objectives with ours and therefore may compete with us for investment opportunities. The ability of certain management personnel of the advisor to engage in other business activities, including the management of other funds, accounts, vehicles and ventures operated by CIM, CCO Group, VEREIT or their respective affiliates, may reduce the time such personnel spend managing our activities.
The following information supersedes and replaces the tenth paragraph of the section of our prospectus captioned “Conflicts of Interest — Interests in Other Real Estate Programs and Other Concurrent Offerings” beginning on page 84 of the prospectus, and all similar discussions appearing throughout the prospectus are superseded, replaced or supplemented, as appropriate.
Due to Mr. Ressler’s positions as a founder and principal of CIM and as our chief executive officer, president and one of our directors, we are subject to conflicts of interest arising out of our relationship with CIM, which has investment objectives, targeted assets and legal and financial obligations similar to ours. In addition, due to Mr. Rufrano’s positions as one of our directors and as chief executive officer of VEREIT, we are subject to conflicts of interest arising out of our association with VEREIT, which also has investment objectives, targeted assets and legal and financial obligations similar to ours. CIM, VEREIT and any other real estate program operated by CIM, CCO Group, VEREIT or their respective affiliates, whether or not existing as of the date of this prospectus, could compete with us in the sale, lease or operation, respectively, of our assets. We will seek to achieve any operating efficiencies or similar savings that may result from affiliated management of competitive assets. However, to the extent that such programs own or acquire property that is adjacent, or in close proximity, to a property we own, our property may compete with the other program’s property for tenants or purchasers. In addition, Messrs. Ressler and Rufrano will have competing demands on their time and resources and may have conflicts of interest in allocating their time and resources among us, CIM, VEREIT, their respective affiliates, and other real estate programs sponsored by CCO Group, as applicable.
The following information supersedes and replaces the section of our prospectus captioned “Conflicts of Interest — Other Activities of Our Advisor and Its Affiliates” on page 85 of the prospectus, and all similar discussions appearing throughout the prospectus are superseded, replaced or supplemented, as appropriate.
We rely on our advisor, CCI III Advisors, and, during the Initial Services Term of the Services Agreement, VEREIT OP, for the day-to-day operation of our business. As a result of the interests of certain members of these entities’ management in CIM or its affiliates, VEREIT and/or other real estate programs sponsored by CCO Group, and the fact that such persons also are engaged, and will continue to engage, in other business activities, CIM, VEREIT, our advisor and their respective officers, key persons and affiliates may have conflicts of interest in allocating their time and resources among us, CIM, VEREIT, their respective affiliates and other real estate programs sponsored by CCO Group, as applicable. However, our advisor believes that it, CIM and their respective affiliates, along with VEREIT, have sufficient personnel to discharge fully their responsibilities to all of the other programs operated by CIM, CCO Group or their respective affiliates, or VEREIT, and the other ventures in which they are involved.
Mr. Ressler, our chief executive officer, president and one of our directors, is also a founder and principal of CIM and an officer/director of certain of its affiliates. One of our directors, Mr. Rufrano, is also the chief executive officer of VEREIT and a director of several other real estate programs sponsored by CCO Group. In addition, our chief financial officer and treasurer, Nathan D. DeBacker, is also an officer of other real estate programs sponsored by CCO Group. As a result, Messrs. Ressler, Rufrano and DeBacker may owe duties to these other entities and their stockholders or equity owners, as applicable, which may from time to time conflict with the duties that they owe to us and our stockholders.

The following information supersedes and replaces the section of our prospectus captioned “Conflicts of Interest — Acquiring, Leasing and Reselling of Properties” on page 86 of the prospectus, and all similar discussions appearing throughout the prospectus are superseded, replaced or supplemented, as appropriate.
During the Initial Services Term of the Services Agreement, all transactions with a purchase price at or below $100 million will be allocated among VEREIT, us and the other real estate programs sponsored by CCO Group by an allocation committee, which is comprised of employees of VEREIT and of CIM, CCO Group and their respective affiliates, in a manner consistent with the asset allocation policy described below and the terms of the Services Agreement. Accordingly, there is a risk that a potential investment would be suitable for VEREIT or one or more programs sponsored by CCO Group, in which case the members of the allocation committee will have a conflict of interest allocating the investment opportunity among us, VEREIT or such other programs. Accordingly, while representatives of CIM or its affiliates will participate in allocation decisions with respect to us and other programs sponsored by CCO Group, during the Initial Services Term of the Services Agreement there is a risk that a property will be chosen for us that provides lower returns than a property purchased by VEREIT or another program sponsored by CCO Group. Additionally, for programs sponsored by CCO Group that commenced operations on or after March 5, 2013, VEREIT retains a right of first refusal for all opportunities to acquire real estate and real estate-related assets or portfolios with a purchase price greater than $100 million. This right of first refusal applies to us, CCIT II and CCPT V, but does not apply to CCPT IV or Cole Income NAV Strategy. Additionally, an affiliate of our advisor may cause a prospective tenant to enter into a lease for property owned by another program sponsored by CCO Group. In the event that these conflicts arise, our best interests may not be met when persons acting on our behalf and on behalf of CIM or its affiliates, VEREIT or other programs sponsored by CCO Group decide whether to allocate any particular property to us, to VEREIT or to another program sponsored by CCO Group. In addition, after the Initial Services Term of the Services Agreement, CIM or its affiliates will have similar responsibilities for allocating investment opportunities among CIM and its affiliates, us and the other real estate programs sponsored by CCO Group, and in such circumstances will accordingly face similar conflicts of interest to those described above with respect to VEREIT during the Initial Services Term of the Services Agreement.
Conflicts of interest will also exist to the extent that we may acquire, or seek to acquire, properties in the same geographic areas where properties owned by CIM or its affiliates, VEREIT (during the Initial Services Term of the Services Agreement) or other programs sponsored by CCO Group are located. In such a case, a conflict could arise in the acquisition or leasing of properties in the event that we and CIM or its affiliates, VEREIT (during the Initial Services Term of the Services Agreement) or another program sponsored by CCO Group were to compete for the same properties or tenants, or a conflict could arise in connection with the resale of properties in the event that we and CIM or its affiliates, VEREIT (during the Initial Services Term of the Services Agreement) or another program sponsored by CCO Group were to attempt to sell similar properties at the same time, including, in particular, in the event CIM or its affiliates, VEREIT (during the Initial Services Term of the Services Agreement) or another program sponsored by CCO Group liquidates at approximately the same time as us. Conflicts of interest may also exist at such time as we or our affiliates managing property on our behalf seek to employ developers, contractors or building managers, as well as under other circumstances. VEREIT and/or our property manager will seek to reduce conflicts relating to the employment of developers, contractors or building managers by making such prospective developers, contractors or building managers aware of all such properties with respect to which their services may be sought, regardless of whether such properties are owned by us or another program sponsored by CCO Group. In addition, VEREIT and/or our property manager will seek to reduce conflicts that may arise with respect to properties available for sale or rent by making prospective purchasers or tenants aware of all such properties, regardless of whether such properties are owned by us or another program sponsored by CCO Group. However, these conflicts cannot be fully avoided in that there may be differing compensation arrangements for employees at different properties or differing terms for resales or leasing of the various properties.
The following information supersedes and replaces the fourth bulleted item in the section of our prospectus captioned “Conflicts of Interest — Certain Conflict Resolution Procedures” beginning on page 88 of the prospectus, and all similar discussions appearing throughout the prospectus are superseded, replaced or supplemented, as appropriate.

•
During the Initial Services Term of the Services Agreement, property acquisition opportunities will be allocated among VEREIT and the real estate programs sponsored by CCO Group pursuant to an asset allocation policy and in accordance with the terms of the Services Agreement. During this period, in the event that an investment opportunity has been identified that may be suitable for more than one of us, VEREIT or one or more other programs sponsored by CCO Group, and for which more than one of such entities has sufficient uninvested funds, then an allocation committee, which is comprised of employees of VEREIT and employees of CIM, CCO Group or their respective affiliates, will examine the following factors, among others, in determining the entity for which the investment opportunity is most appropriate:

◦	the investment objective of each entity;

◦	the anticipated operating cash flows of each entity and the cash requirements of each entity;

◦	the effect of the acquisition both on diversification of each entity’s investments by type of property, geographic area and tenant concentration;

◦	the amount of funds available to each program and the length of time such funds have been available for investment;

◦	the policy of each entity relating to leverage of properties;

◦	the income tax effects of the purchase to each entity; and

◦	the size of the investment.
If, in the judgment of the allocation committee, the investment opportunity may be equally appropriate for more than one program, then the entity that has had the longest period of time elapse since it was allocated an investment opportunity of a similar size and type (e.g., office, industrial, retail properties or anchored shopping centers) will be allocated such investment opportunity.
If a subsequent development, such as a delay in the closing of the acquisition or a delay in the construction of a property, causes any such investment, in the opinion of the allocation committee, to be more appropriate for an entity other than the entity that committed to make the investment, the allocation committee may determine that VEREIT or another program sponsored by CCO Group will make the investment. Our board of directors has a duty to ensure that the method used for the allocation of the acquisition of properties by VEREIT or by other programs sponsored by CCO Group seeking to acquire similar types of properties is applied fairly to us.
For programs sponsored by CCO Group that commenced operations on or after March 5, 2013, VEREIT retains a right of first refusal for all opportunities to acquire real estate and real estate-related assets or portfolios with a purchase price greater than $100 million. This right of first refusal applies to us, CCIT II and CCPT V, but does not apply to CCPT IV or Cole Income NAV Strategy. During the Initial Services Term of the Services Agreement, all transactions with a purchase price at or below $100 million will be allocated among us, VEREIT and the other programs sponsored by CCO Group pursuant to the terms of the allocation policy described above.
In addition, after the Initial Services Term of the Services Agreement, CIM or its affiliates will have similar responsibilities for allocating investment opportunities among CIM and its affiliates, us and the other real estate programs sponsored by CCO Group, and in such circumstances will accordingly face similar conflicts of interest to those described above with respect to VEREIT during the Initial Services Term of the Services Agreement.
Risk Factors
The following information supersedes and replaces the section of our prospectus captioned “Risk Factors — Risks Related to Our Business — An inability to restore or enter into selling agreements with key broker-dealers would impact our ability to raise capital in the near term” on page 30 of the prospectus, and all similar discussions appearing throughout the prospectus are superseded, replaced or supplemented, as appropriate.
An inability to restore or enter into selling agreements with key broker-dealers would impact our ability to raise capital in the near term.
On October 29, 2014, VEREIT, the former indirect parent of our sponsor, announced that certain of its financial statements could no longer be relied upon. As a result, various broker-dealers and clearing firms participating in offerings sponsored by our sponsor prior to the Transaction suspended sales activity, resulting in a significant decrease in capital raising activity.
While certain of the broker-dealers and the clearing firms reengaged with our sponsor prior to the Transaction, there can be no assurance that the remaining broker-dealers will engage with CCO Group following the Transaction. If these circumstances continue for a prolonged period of time, our capital raising activity may continue to be negatively affected, and, therefore, our overall financial success could be adversely affected.

The following information supplements, and should be read in conjunction with, the section of our prospectus captioned “Risk Factors — Risks Related to Our Business” beginning on page 26 of the prospectus.
Following the expiration of the Initial Services Term of the Services Agreement, CCO Group, LLC may be unable to make, on a timely or cost-effective basis, the changes necessary to replace the services provided by VEREIT OP pursuant to the Services Agreement and otherwise operate our programs.
Pursuant to the Services Agreement, VEREIT OP will continue to provide certain services to CCO Group and to the Cole REITs, including operational real estate support, during the Initial Services Term of the Services Agreement. During that period, CCO Group, LLC intends to evaluate and effectuate an appropriate transition of these services to other CIM affiliates or third parties with the goal of ensuring continuity and minimizing disruption. We cannot assure you that CCO Group, LLC will be able to successfully identify or transition to itself or third parties, on a timely and cost-effective basis, the services provided by VEREIT OP pursuant to the Services Agreement and continue to effectively sponsor our programs, and we cannot assure you that there will be no disruption in quality or quantity of services provided. Furthermore, any transition of such services to CCO Group, LLC or third parties could lead to increased expenses associated with such services. These increased expenses could materially and adversely affect our business, financial position or results of operations.
CIM, the new parent company of CCO Group, has limited experience in the business of operating or managing entities that engage in double- and triple-net lease activities, which is an important aspect of CCO Group’s operations.
CIM, the new parent company of CCO Group, has limited experience in the business of operating or managing entities that principally engage in double- or triple-net lease activities. While CIM’s management has considerable general real estate operational and management experience, and some members of CIM’s management have knowledge and abilities relating to double- or triple-net lease activities, operating entities that principally engage in double- and triple-net lease activities is a new business for CIM with risks that differ from those to which CIM has been subject historically. There can be no assurance that CIM’s management will have the skills needed to operate CCO Group profitably, especially following the expiration of the Initial Services Term of the Services Agreement.
The following information supersedes and replaces the section of our prospectus captioned “Risk Factors — Risks Related to Conflicts of Interest — A number of other real estate programs sponsored by Cole Capital, as well as VEREIT, use investment strategies that are similar to ours; therefore, our executive officers and the officers and key personnel of our advisor and its affiliates may face conflicts of interest relating to the purchase and leasing of properties, and such conflicts may not be resolved in our favor” on page 34 of the prospectus, and all similar discussions appearing throughout the prospectus are superseded, replaced or supplemented, as appropriate.
Other real estate programs sponsored by CCO Group, as well as VEREIT, CIM and certain of its affiliates, use investment strategies that are similar to ours; therefore, our executive officers and the officers and key personnel of our advisor and its affiliates may face conflicts of interest relating to the purchase and leasing of properties, and such conflicts may not be resolved in our favor.
CCPT IV, CCPT V, CCIT II, Cole Income NAV Strategy, CIM and its affiliates and VEREIT have characteristics, including targeted investment types, and investment objectives and criteria substantially similar to ours. As a result, we may be seeking to acquire properties and real estate-related investments at the same time as CIM or its affiliates, VEREIT or one or more of the other real estate programs sponsored by CCO Group and managed by officers and key personnel of our advisor and/or its affiliates, and these other programs may use investment strategies and have investment objectives and criteria substantially similar to ours. Certain of our executive officers and the executive officers of our advisor also are executive officers of CIM or its affiliates and other programs sponsored by CCO Group, the general partners of other private investment programs sponsored by CCO Group and/or the advisors or fiduciaries of other real estate programs sponsored by CCO Group. During the Initial Services Term of the Services Agreement, all transactions with a purchase price at or below $100 million will be allocated among VEREIT, us and the other real estate programs sponsored by CCO Group by an allocation committee, which is comprised of employees of VEREIT and employees of CIM, CCO Group and their respective affiliates, in a manner consistent with the policy described in the section of this prospectus captioned “Conflicts of Interest — Certain Conflict Resolution Procedures.” Additionally, for programs sponsored by CCO Group that commenced operations on or after March 5, 2013, VEREIT retains a right of first refusal for all opportunities to acquire real estate and real estate-related assets or portfolios with a purchase price greater than $100 million. This right of first refusal applies to us, CCIT II and CCPT V, but does not apply to CCPT IV or Cole Income NAV Strategy. Accordingly, there is a risk that the allocation of investment properties may result in our acquiring a property that provides lower returns to us than a property purchased by VEREIT or another real estate program sponsored by CCO Group.

In addition, we have acquired, and may continue to acquire, properties in geographic areas where CIM or its affiliates, VEREIT or other real estate programs sponsored by CCO Group own properties. If one of these other real estate programs attracts a tenant that we are competing for, we could suffer a loss of revenue due to delays in locating another suitable tenant. Similar conflicts of interest may arise if our advisor recommends that we make or purchase mortgage loans or participations in mortgage loans, since CIM or its affiliates or other real estate programs sponsored by CCO Group may be competing with us for these investments. See the section of this prospectus captioned “Prior Performance Summary — Public Programs” for additional information on the amounts raised in the other programs sponsored by CCO Group.
The following information supersedes and replaces the section of our prospectus captioned “Risk Factors — Risks Related to Conflicts of Interest — Our officers and our advisor, including its key personnel and officers, face conflicts of interest related to the positions they hold with affiliated and unaffiliated entities, which could hinder our ability to successfully implement our business strategy and to generate returns to you” on page 35 of the prospectus, and all similar discussions appearing throughout the prospectus are superseded, replaced or supplemented, as appropriate.
Our officers, certain of our directors and our advisor, including its key personnel and officers, face conflicts of interest related to the positions they hold with affiliated and unaffiliated entities, which could hinder our ability to successfully implement our business strategy and to generate returns to you.
Mr. Ressler, our chief executive officer, president and one of our directors, is also a founder and principal of CIM and an officer/director of certain of its affiliates, as well as a director of CCPT IV and Cole Income NAV Strategy. Furthermore, Glenn J. Rufrano, one of our directors, is the chief executive officer and a director of VEREIT and a director of several other real estate programs sponsored by CCO Group, and W. Brian Kretzmer, one of our directors, serves as a director of CCPT IV and Cole Income NAV Strategy. In addition, our chief financial officer and treasurer, Nathan D. DeBacker, is also an officer of other real estate programs sponsored by CCO Group. Also, our advisor and its key personnel are or may be key personnel of other current or future real estate programs that have investment objectives, targeted assets, and legal and financial obligations substantially similar to ours, and/or key personnel of the advisor to such programs, and they may have other business interests as well. As a result, Messrs. Ressler, Rufrano, Kretzmer and DeBacker may owe fiduciary duties to these other entities and their stockholders or equity owners, as applicable, which may from time to time conflict with the duties that they owe to us and our stockholders.
Conflicts with our business and interests are most likely to arise from involvement in activities related to (1) allocation of new investments, management time and operational expertise among us and the other entities, (2) our purchase of properties from, or sale of properties to, affiliated entities, (3) the timing and terms of the investment in or sale of an asset, (4) development of our properties by affiliates, (5) investments with affiliates of our advisor, (6) compensation to our advisor and its affiliates, and (7) our relationship with, and compensation to, our dealer manager. Even if these persons do not violate their duties to us and our stockholders, they will have competing demands on their time and resources and may have conflicts of interest in allocating their time and resources among us and these other entities and persons. Should such persons devote insufficient time or resources to our business, returns on our investments may suffer.
The following information supersedes and replaces the section of our prospectus captioned “Risk Factors — Risks Related to Conflicts of Interest — Our advisor faces conflicts of interest relating to joint ventures or other co-ownership arrangements that we may enter into with VEREIT or real estate programs sponsored by Cole Capital, which could result in a disproportionate benefit to VEREIT or another real estate program sponsored by Cole Capital” beginning on page 35 of the prospectus, and all similar discussions appearing throughout the prospectus are superseded, replaced or supplemented, as appropriate.
Our advisor faces conflicts of interest relating to joint ventures or other co-ownership arrangements that we may enter into with CIM or its affiliates, VEREIT or another real estate program sponsored by CCO Group, which could result in a disproportionate benefit to CIM or its affiliates, VEREIT or another real estate program sponsored by CCO Group.
We may enter into joint ventures or co-ownership arrangements (including co-investment transactions) with CIM or its affiliates, VEREIT or another real estate program sponsored by CCO Group for the acquisition, development or improvement of properties, as well as the acquisition of real estate-related investments. Since one or more of the officers of our advisor are officers of CIM or its affiliates, including CCO Group and/or the advisors to other real estate programs sponsored by CCO Group, our advisor may face conflicts of interest in determining which real estate program should enter into any particular joint venture or co-ownership arrangement. These persons also may have a conflict in structuring the terms of the relationship between us and any affiliated co-venturer or co-owner, as well as conflicts of interests in managing the joint venture, which may result in the co-venturer or co-owner receiving benefits greater than the benefits that we receive.

In the event we enter into joint venture or other co-ownership arrangements with CIM or its affiliates, VEREIT or another real estate program sponsored by CCO Group, our advisor and its affiliates may have a conflict of interest when determining when and whether to buy or sell a particular property, or to make or dispose of another real estate-related investment. In addition, if we become listed for trading on a national securities exchange, we may develop more divergent goals and objectives from any affiliated co-venturer or co-owner that is not listed for trading. In the event we enter into a joint venture or other co-ownership arrangement with another real estate program operated by CIM, CCO Group or their respective affiliates, or VEREIT, that has a term shorter than ours, the joint venture may be required to sell its properties earlier than we may desire to sell the properties. Even if the terms of any joint venture or other co-ownership agreement between us and CIM or its affiliates, VEREIT or another real estate program sponsored by CCO Group grants us the right of first refusal to buy such properties, we may not have sufficient funds or borrowing capacity to exercise our right of first refusal under these circumstances. We have adopted certain procedures for dealing with potential conflicts of interest as described in the section of this prospectus captioned “Conflicts of Interest — Certain Conflict Resolution Procedures.”
The following information supersedes and replaces the section of our prospectus captioned “Risk Factors — U.S. Federal Income and Other Tax Risks — We may be subject to adverse legislative or regulatory tax changes that could increase our tax liability or reduce our operating flexibility” on page 53 of the prospectus, and all similar discussions appearing throughout the prospectus are superseded, replaced or supplemented, as appropriate.
We may be subject to adverse legislative or regulatory tax changes that could increase our tax liability or reduce our operating flexibility, including the recently passed Tax Cuts and Jobs Act.
In recent years, numerous legislative, judicial and administrative changes have been made in the provisions of U.S. federal income tax laws applicable to investments similar to an investment in shares of our common stock. Additional changes to the tax laws are likely to continue to occur, and we cannot assure you that any such changes will not adversely affect our taxation and our ability to continue to qualify as a REIT or the taxation of a stockholder. Any such changes could have an adverse effect on an investment in our shares or on the market value or the resale potential of our assets. Our stockholders are urged to consult with their tax advisor with respect to the impact of recent legislation on their investment in our shares and the status of legislative, regulatory or administrative developments and proposals and their potential effect on an investment in our shares.
Although REITs generally receive better tax treatment than entities taxed as regular corporations, it is possible that future legislation would result in a REIT having fewer tax advantages, and it could become more advantageous for a company that invests in real estate to elect to be treated for U.S. federal income tax purposes as a regular corporation. As a result, our charter provides our board of directors with the power, under certain circumstances, to revoke or otherwise terminate our REIT election and cause us to be taxed as a regular corporation, without the vote of our stockholders. Our board of directors has fiduciary duties to us and our stockholders and could only cause such changes in our tax treatment if it determines in good faith that such changes are in the best interests of our stockholders.
In addition, on December 22, 2017, the Tax Cuts and Jobs Act was signed into law. The Tax Cuts and Jobs Act makes significant changes to the U.S. federal income tax rules for taxation of individuals and businesses, generally effective for taxable years beginning after December 31, 2017. In addition to reducing corporate and individual tax rates, the Tax Cuts and Jobs Act eliminates or restricts various deductions. Most of the changes applicable to individuals are temporary and apply only to taxable years beginning after December 31, 2017 and before January 1, 2026. The Tax Cuts and Jobs Act makes numerous large and small changes to the tax rules that do not affect the REIT qualification rules directly but may otherwise affect us or our stockholders.
While the changes in the Tax Cuts and Jobs Act generally appear to be favorable with respect to REITs, the extensive changes to non-REIT provisions in the Internal Revenue Code may have unanticipated effects on us or our stockholders. Moreover, Congressional leaders have recognized that the process of adopting extensive tax legislation in a short amount of time without hearings and substantial time for review is likely to have led to drafting errors, issues needing clarification and unintended consequences that will have to be revisited in subsequent tax legislation. At this point, it is not clear if or when Congress will address these issues or when the IRS will issue administrative guidance on the changes made in the Tax Cuts and Jobs Act.
We urge you to consult with your own tax advisor with respect to the status of the Tax Cuts and Jobs Act and other legislative, regulatory or administrative developments and proposals and their potential effect on an investment in shares of our common stock.

Management
The following information supersedes and replaces the first, second and third paragraphs of the section of our prospectus captioned “Management — Executive Officers and Directors” beginning on page 64 of the prospectus, and all similar discussions appearing throughout the prospectus are superseded, replaced or supplemented, as appropriate.
Richard Ressler serves as our chief executive officer, president and one of our directors, and Nathan D. DeBacker serves as our chief financial officer and treasurer. We do not directly compensate Messrs. Ressler or DeBacker for their services as executive officers of our company, nor do we reimburse our advisor or any affiliate of our advisor for their salaries or benefits. Jeffrey R. Smith serves as our vice president of accounting and principal accounting officer. We do not directly compensate Mr. Smith for his services as a non-executive officer of our company. We have provided below certain information about these three officers and our directors.

Name	Age*	Position(s)
Richard Ressler	59	Chief executive officer, president and director
Nathan D. DeBacker	37	Chief financial officer and treasurer
Jeffrey R. Smith	34	Vice president of accounting and principal accounting officer**
Stephen O. Evans	72	Independent director and non-executive chairman of the board of directors
Howard A. Silver	63	Independent director
W. Brian Kretzmer	64	Independent director
Glenn J. Rufrano	68	Director
__________________________
*    As of February 1, 2018.
**    Non-executive officer.
Glenn J. Rufrano has served as one of our directors since June 2015 and previously served as our chief executive officer and president from June 2015 until February 2018. In addition, Mr. Rufrano serves in the following positions for certain other programs sponsored by CCO Group:

Entity	Position(s)	Dates
CCIT II; CCPT V; Cole Income NAV Strategy	Director	June 2015 - Present
Mr. Rufrano previously served as chief executive officer and president of CCI III Advisors, CCIT II, CCPT V, Cole Income NAV Strategy, Cole REIT Advisors, LLC (CCPT I Advisors), Cole REIT Advisors III, LLC (CCPT III Advisors), Cole Corporate Income Advisors II, LLC (CCI II Advisors), Cole REIT Advisors V, LLC (CCPT V Advisors), and Cole Real Estate Income Strategy (Daily NAV) Advisors, LLC (Cole Income NAV Strategy Advisors) from June 2015 until February 2018. Mr. Rufrano served as chief executive officer of Cole Capital Advisors from June 2015 until February 2018. He also served as a director of Cole Capital Corporation from June 2015 until February 2018 and as a director of CCPT IV from June 2016 until February 2018. Since April 2015, Mr. Rufrano has served as the chief executive officer and a director of VEREIT, which provides services to CCO Group and to us and the other Cole REITs under the Services Agreement. Mr. Rufrano has served and continues to serve as a director of Ventas, Inc., a publicly traded senior housing and healthcare REIT, since June 2010 and of O’Connor Capital Partners, a privately-owned, independent real estate investment, development and management firm that he co-founded, since October 2013. He served as chairman and chief executive officer of O’Connor Capital Partners from November 2013 through March 2015. He also served as a director for Columbia Property Trust, Inc., a publicly traded commercial real estate REIT, from January 2015 until March 2015. Previously, Mr. Rufrano was president and chief executive officer of Cushman & Wakefield, Inc., a privately-held commercial property and real estate services company, and a member of its board of directors from March 2010 to June 2013. From January 2008 through February 2010, he served as chief executive officer of Centro Properties Group, an Australian-based shopping center company, and, from April 2007 through January 2008, Mr. Rufrano served as chief executive officer of Centro Properties Group U.S. From 2000 until its acquisition by Centro Properties Group in April 2007, he served as chief executive officer and a director of New Plan Excel Realty Trust, a commercial retail REIT. He presently serves on the Board of New York University’s Real Estate Institute. Mr. Rufrano received his Bachelor’s degree in Business Administration from Rutgers University and his Masters of Science degree in Management and Real Estate from Florida International University. Mr. Rufrano was selected to serve as a director because of his extensive real estate and capital markets experience and investment expertise, in addition to his leadership role at VEREIT, all of which are expected to bring valuable insight to the board of directors.

The following information supplements, and should be read in conjunction with, the section of our prospectus captioned “Management — Executive Officers and Directors” beginning on page 64 of the prospectus.
Richard Ressler has served as our chief executive officer, president and a director since February 2018. Mr. Ressler also has served as vice president of CCI III Advisors since February 2018. In addition, Mr. Ressler serves in the following positions for CCO Group and certain other programs sponsored by CCO Group:

Entity	Position(s)	Dates
CCPT IV and Cole Income NAV Strategy	Chief executive officer, president and director	February 2018 - Present
Cole Corporate Income Advisors II, LLC (CCI II Advisors); Cole REIT Advisors IV, LLC (CCPT IV Advisors); Cole REIT Advisors V, LLC (CCPT V Advisors); Cole Real Estate Income Strategy (Daily NAV) Advisors, LLC (Cole Income NAV Strategy Advisors)
	Vice president	February 2018 - Present
CCO Group, LLC	Vice President	February 2018 - present
Mr. Ressler is the founder and President of Orchard Capital Corp. (Orchard Capital), a firm through which Mr. Ressler oversees companies in which Orchard Capital or its affiliates invest. Through his affiliation with Orchard Capital, Mr. Ressler serves in various senior capacities with, among others, CIM, a vertically-integrated owner and operator of real assets, Orchard First Source Asset Management (together with its controlled affiliates, OFSAM), a full-service provider of capital and leveraged finance solutions to U.S. corporations, and OCV Management, LLC (OCV), an investor, owner and operator of technology companies. Mr. Ressler also serves as a board member for various public and private companies in which Orchard Capital or its affiliates invest, including as chairman of j2 Global, Inc. (NASDAQ: JCOM), director of Presbia PLC (NASDAQ: LENS), and chairman of CIM Commercial Trust Corporation (NASDAQ: CMCT). Mr. Ressler served as Chairman and CEO of JCOM from 1997 to 2000 and, through an agreement with Orchard Capital, currently serves as its non-executive Chairman. Mr. Ressler has served as a director of LENS since January 2015 and as chairman of CMCT since March 2014. Mr. Ressler co-founded CIM in 1994 and, through an agreement with Orchard Capital, chairs its executive, investment, allocation and asset management committees and serves on its credit committee. CIM Investment Advisors, LLC, an affiliate of CIM, is registered with the SEC as a registered investment adviser. Mr. Ressler co-founded the predecessor of OFSAM in 2001 and, through an agreement with Orchard Capital, chairs its executive committee. OFS Capital Management, LLC, an affiliate of OFSAM, is registered with the SEC as a registered investment adviser. Mr. Ressler co-founded OCV in 2016 and, through an agreement with Orchard Capital, chairs its executive committee. OCV is a relying adviser of OFS Capital Management, LLC. Prior to founding Orchard Capital, from 1988 until 1994, Mr. Ressler served as Vice Chairman of Brooke Group Limited, the predecessor of Vector Group, Ltd. (NYSE: VGR) and served in various executive capacities at VGR and its subsidiaries. Prior to VGR, Mr. Ressler was with Drexel Burnham Lambert, Inc., where he focused on merger and acquisition transactions and the financing needs of middle-market companies. Mr. Ressler began his career in 1983 with Cravath, Swaine and Moore, working on public offerings, private placements, and merger and acquisition transactions. Mr. Ressler holds a B.A. from Brown University, and J.D. and M.B.A. degrees from Columbia University. Mr. Ressler was selected to serve as a director because of his extensive real estate, business management and finance experience and expertise, in addition to his leadership roles at CMCT and its affiliates, all of which are expected to bring valuable insight to the board of directors.
W. Brian Kretzmer has served as an independent director of our company since February 2018. In addition, Mr. Kretzmer serves in the following positions for certain other programs sponsored by CCO Group:

Entity	Position(s)	Dates
CCPT IV and Cole Income NAV Strategy	Independent director	February 2018 - Present
Mr. Kretzmer currently operates his own consultancy practice and is an investor in several private firms where he serves in multiple capacities. From 1999 to 2006, Mr. Kretzmer was Chief Executive Officer of MAI Systems Corporation (which operated principally through its subsidiary Hotel Information Systems), a provider of enterprise management solutions for lodging organizations. He also served as Chief Financial Officer of MAI Systems Corporation from 1993 to 1996 and 1999 to 2000. Mr. Kretzmer is a thirty-year veteran in technology industries. Mr. Kretzmer has also served as a director of j2 Global, Inc. since July 2007. Mr. Kretzmer holds a B.A. from Montclair State University and an M.B.A. from Farleigh Dickinson University. Mr. Kretzmer was selected to serve as a director because of his extensive operational and financial perspective and accounting expertise, in addition to his leadership roles at MAI Systems Corporation, all of which are expected to bring valuable insight to the board of directors.